
October 16, 2012

<u>Via E-mail</u>
Mr. John Foster
Chief Executive Officer
Odyssey Picture Corporation
2321 Coit Road, Suite E
Plano, Texas 75075

> **Re: Odyssey Picture Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 9, 2012**
> **File No. 000-18954**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. We note that your exhibit 16 letter from Michael Cronin references your 8-K dated October 8, 2012. Please revise to include an updated exhibit 16 letter that references your 8-K dated August 21, 2012.

2. Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

3. Please amend your Form 8-K to include the disclosures required by Regulation S-K, Item 304(a)(2) with regard to the appointment of Patrick Rodgers, CPA PA, specifically, your revised 8-K should identify any consultations with Rodgers <u>during the two most recent fiscal years and subsequent interim period</u> through the date of their appointment on August 21, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant